Allianz Variable Insurance Products Trust
5701 Golden Hills Drive
Minneapolis, MN 55416-1297
Ladies and Gentlemen:
We have acted as counsel to the Allianz Variable Insurance Products Trust, a Delaware statutory trust (the “Trust”), on behalf of two of its series, the AZL Morgan Stanley Global Real Estate Fund (the “Acquired Fund”) and the AZL S&P 500 Index Fund (the “Acquiring Fund”), in connection with the Registration Statement on Form N-14 (the “Registration Statement”) relating to the sale by the Trust of all of the assets of the Acquired Fund, to the Acquiring Fund, in connection with the Agreement and Plan of Reorganization dated as of June 12, 2020, by and among the Trust, on behalf of the Acquired Fund, the Trust, on behalf of the Acquiring Fund, and solely for the purposes of Section 8 of the Agreement, Allianz Investment Management LLC (the “Agreement”). All capitalized terms used herein and not defined herein shall have the same meaning as set forth in the Proxy Statement/Prospectus dated July 21, 2020 or the Agreement, as the case may be.

We have examined such documents and have reviewed such questions of law as we have considered necessary and appropriate for the purposes of our opinion set forth below. In rendering our opinion set forth below, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies. We have also assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Trust, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties. As to questions of fact material to our opinion set forth below, we have relied upon the representations made in the Agreement and upon certificates and certifications of officers of the Trust and of public officials. We have also assumed that the shares will be issued and sold as described in the Registration Statement.

Based on the foregoing, we are of the opinion that:

(i)	the Trust is a statutory trust duly organized and validly existing under the laws of the state of Delaware and is an open-end investment company registered under the Investment Company Act of 1940;

(ii)	each of the Acquired Fund and the Acquiring Fund is a series of the Trust;

(iii)
the Agreement and the Reorganization contemplated thereunder have been duly authorized and approved by all requisite action of the Trust, the Acquired Fund and the Acquiring Fund, and the Agreement has been duly executed by, and is a valid and binding obligation of the Trust; and

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Allianz Variable Insurance Products Trust Page 2

(iv)	the shares to be issued in the Reorganization are duly authorized and upon issuance in accordance with the Agreement will be validly issued, fully paid and non-assessable shares of the Acquiring Fund.

Dated: August 21, 2020

Very truly yours,
      Dorsey & Whitney LLP